                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                             FORM 10-SB

                   Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          DENDO GLOBAL CORP.
                          ------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                     87-0533626
           ------                                     ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                          227 South Ninth Avenue
                          Pocatello, Idaho 83201
                     -----------------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (208) 233-8001

Securities registered pursuant to Section 12(b) of the Exchange  Act:

                                  None

Securities registered pursuant to Section 12(g) of the Exchange  Act:

                      $0.001 par value common stock
                      -----------------------------
                             Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

          Dendo Global Corp. ("Dendo" or the "Company") was organized under the laws of the State of Nevada on December 29, 1994, under the name "Top Flight Software, Inc." Dendo was formed to develop and market specialized software applications for pigeon breeders and racers. The operations were unsuccessful, and Dendo ceased all operations in 1998.

          Pursuant to a Limited Offering Memorandum dated July 31, 1995, Dendo conducted a public offering of 100,000 shares of its common stock at an offering price of $.50 per share. The offer and sale of these securities was not registered with the Securities and Exchange Commission because they were believed to be exempt from registration under Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder by the Securities and Exchange Commission.

          On September 15, 1998, Dendo's Board of Directors and Majority Stockholders resolved to accept a Subscription Agreement of Cornelius A. Hofman dated August 27, 1998, for the purchase of 2,500,000 "restricted securities" (common stock) of Dendo in consideration of the sum of $25,000. The 2,500,000 shares represented approximately 90% of the then outstanding voting securities of Dendo. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4. Mr. Hofman was then designated to the Board of Directors in accordance with the Nevada Revised Statutes ("NRS")and the Bylaws of Dendo, and elected the President and Secretary; Joseph D. Nemelka, who had previously served as the sole director and executive officer, resigned. The funds utilized were from personal resources. The former controlling persons of Dendo, prior to the acceptance of this subscription, were: Joe Nemelka, 49,700 shares or approximately 18.1%; and David N. Nemelka, 92,400 shares or approximately 33.6%.

          On November 2, 1998, the Articles of Incorporation were amended to change the name of the Company to "Dendo Global Corp."

          Copies of the initial Articles of Incorporation of Dendo filed in the State of Nevada; the Articles of Amendment to change the name of the Company to "Dendo Global Corp."; and the Bylaws of Dendo are attached hereto and incorporated herein by reference. See Part III, Item 1.

          This Registration Statement is being filed on a voluntary basis. Management believes that being a "reporting issuer" will make Dendo more desirable for entities that may be interested in engaging in a "reverse" acquisition, reorganization or merger transaction, whereby the acquired entity controls the acquiring entity, in this case, Dendo, on the completion of the transaction. Also, the National Association of Securities Dealers, Inc. (the "NASD") requires issuers to be "reporting issuers" prior to allowing their securities to be quoted on its OTC Bulletin Board. Management believes the satisfaction of this condition is important to acquisition, reorganization or merger candidates. See the heading "Effects of Existing or Probable Governmental Regulations," Part I, Item 1.

Business.
---------

          The only present material operations of Dendo involve the seeking and investigating of potential assets, property or businesses to acquire; it is essentially a "shell," seeking a "reverse" acquisition, reorganization or merger transaction, whereby the acquired entity will control the acquiring entity, thereby becoming a publicly-held company.

          Dendo has limited assets and conducts no material other business; therefore, management anticipates that any such venture would require Dendo to issue shares of its "restricted securities" (common stock) as the sole consideration for the venture. This may result in substantial dilution of the percentage of share ownership of current stockholders. Dendo's Board of Directors shall make the final determination whether to complete any such venture; and the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. Neither Dendo's Articles of Incorporation nor its Bylaws require stockholder approval for any such acquisition or reorganization; however, transactions whereby the acquired entity is merged into Dendo must be approved by stockholders owning a majority of the outstanding voting securities, following adoption by the Board of Directors, in accordance with the NRS. There is no assurance that any future enterprise will be profitable or successful.

          No disclosure documentation will be provided to its stockholders prior to any acquisition or reorganization transaction not requiring stockholder approval. Dendo will be required to disclose any such transaction in an 8-K Current Report to be filed with the Securities and Exchange Commission within 15 days of the occurrence of the event, and as soon as available or not later than 75 days, to file an amendment to the 8-K Current Report containing audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes. The audited financial statements must be for the most recent fiscal or calendar year, with a two year audited statement of income; quarterly periods subsequent to the audited year end may be presented in unaudited form.

          Dendo recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require Dendo to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of Dendo following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in Dendo.

          Dendo does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; the candidate's present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of the candidate's management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of the candidate's products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Further, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such enterprise will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the acquisition, reorganization or merger candidate, and to visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and Dendo's limited resources, these activities may be limited.

          Dendo is unable to predict the time as to when and if it may actually participate in any specific business endeavor. Dendo anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker/dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, Dendo may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which Dendo eventually participates. Such persons may include Dendo's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. Management will not acquire or merge with any business in which it has an ownership interest.

         Dendo's past and present directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

          Dendo may compensate members of management in the future for services that they may perform for Dendo. Because Dendo currently has extremely limited resources, and is unlikely to have any significant resources until it has completed an acquisition, reorganization or merger, management expects that any such compensation would take the form of an issuance of Dendo's "restricted securities" (common stock)to these persons; this would have the effect of further diluting the holdings of Dendo's other stockholders. There are no present arrangements or plans to pay any such compensation.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $350,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed acquisition, reorganization or merger. It is not anticipated that any such opportunity will be afforded to other stockholders or that such stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transactions. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by Dendo and, accordingly, may present a conflict of interest for such individuals.

          None of Dendo's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization or merger transaction with Dendo. Nor are there any present plans, proposals, arrangements or understandings with anyone regarding the possibility of any acquisition, reorganization or merger involving Dendo.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, Dendo's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Extremely Limited Assets; No Source of Revenue.
          -----------------------------------------------

          Dendo has virtually no assets and has had no revenue for over five years or to the date hereof. Nor will Dendo receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Dendo can provide no assurance that any acquired business will produce any material revenues for Dendo or its stockholders or that any such business will operate on a profitable basis.

          Absence of Substantive Disclosure Relating to Prospective
Acquisitions.
-------------

          Dendo has not yet identified any assets, property or business that it may acquire, so potential investors will have virtually no substantive information upon which to base a decision whether to invest in Dendo. Potential investors would have access to significantly more information if Dendo had already identified a potential acquisition, reorganization or merger candidate or if the candidate had made an offering of its securities directly to the public in an IPO. Dendo can provide no assurance that any investment in Dendo will not ultimately prove to be less favorable than such a direct investment.

          Unspecified Industry and Acquired Business; Unascertainable Risks.
          ------------------------------------------------------------------

          To date, Dendo has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which Dendo may acquire. To the extent that Dendo may acquire a business in a high risk industry, Dendo will become subject to those risks. Similarly, if Dendo acquires a financially unstable business or a business that is in the early stages of development, Dendo will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

          Uncertain Structure of Acquisition.
          -----------------------------------

          Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because Dendo has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2.

          State Restrictions on "Blank Check" Companies.
          ----------------------------------------------

          A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Dendo intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while Dendo has no substantive business operations and is deemed to be a "blank check" Company, these legal restrictions may have a material adverse impact on Dendo's ability to raise capital because potential purchasers of Dendo's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of Dendo's common stock within the borders of regulating states.

          By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because Dendo does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any material effect on Dendo.

          In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Hawaii, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, Dendo does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

          The net effect of these laws, rules and regulations will be to place significant restrictions on Dendo's ability to register, offer and sell and/or to develop a secondary market for shares of Dendo's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if Dendo acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

          Management to Devote Insignificant Time to Activities of the
Company.
--------

          Members of Dendo's management are not required to devote their full time to the affairs of Dendo. Because of their time commitments, as well as the fact that Dendo has no business operations, the members of management currently devote approximately one hour per week to the activities of Dendo, until such time as Dendo has identified a suitable acquisition, reorganization or merger candidate.

          No Market for Common Stock; No Market for Shares.
          -------------------------------------------------
          Although the Company may submit for quotations of its common stock on the OTC Bulletin Board of the NASD before any merger or acquisition transaction, and to seek a broker/dealer to act as "market maker" for its securities (without the use of any consultant), there is currently no market for such shares; there have been no discussions with any broker/dealer or any other person in this regard; and no market maker has been identified There can be no assurance that such a market will ever develop or be maintained.
Any market price for shares of common stock of Dendo is likely to be very volatile, and numerous factors beyond the control of Dendo may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of Dendo's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. Of the 2,275,000 outstanding shares of Dendo's common stock, 2,175,000 are designated as "restricted securities," and all have satisfied the one year "holding period" requirements of Rule 144; the filing and effectiveness of this Registration Statement, along with the continued filing of all required reports with the Securities and Exchange Commission by Dendo, will make Rule
144 available to the holders of these "restricted securities."   See Part II,
Item 4, and Part III, Item 1.

          Risks of "Penny Stock."
          -----------------------

          Dendo's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          There has been no "established public market" for Dendo's common stock during the last five years. At such time as Dendo completes a merger or acquisition transaction, if at all, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

          Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Dendo's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in Dendo's common stock to resell their shares to third parties or to otherwise dispose of them.

Dendo May Be Deemed to Be a "Blank Check" Company.
--------------------------------------------------

          The limited business operations of Dendo, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by Dendo are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of Dendo or pursuant to a reorganization or merger through which securities of Dendo will be issued or exchanged.

Dendo Will Seek Out Business Opportunities.
-------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker/dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; Dendo may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger in financial publications.

Competitive Business Conditions.
--------------------------------

          Management believes that there are literally thousands of "blank check" or "shells" companies engaged in endeavors similar to those engaged in by the Dendo; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of Dendo or any other entity in the strata of these endeavors; however, Dendo, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by Dendo for the past several years.

Need for any Governmental Approval of Principal Products or
Services.
---------

          Because Dendo currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that Dendo engages an acquisition, reorganization or merger transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

          The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. Based upon this criteria, Dendo is a "Small Business Issuer."

          The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like Dendo, and may make the use of these companies obsolete.

          Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended. The Company is not currently a "reporting issuer," and this Registration Statement should allow the Company's common stock to be quoted on the OTC Bulletin Board; however, management does not expect any public market to develop unless and until Dendo completes an acquisition, reorganization or merger. See Part II, Item 1.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Dendo as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to Dendo for acquisition, reorganization or merger.

Number of Employees.
--------------------

          None.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          Dendo has not engaged in any material operations or had any revenues from operations during the last two fiscal years. Dendo's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit Dendo and its stockholders. Dendo has virtually no resources, and management anticipates that to achieve any such acquisition, Dendo will be required to issue shares of its common stock as the sole consideration for such venture.

          During the next 12 months, Dendo's only foreseeable cash requirements will relate to maintaining Dendo in good standing or the payment of expenses associated with reviewing or investigating any potential business venture; current cash assets are believed to be sufficient for this purpose during the next 12 months.

Results of Operations.
---------------------

          Dendo has had no material operations for over five years.
It incurred losses of ($6,941), for the year ended December 31, 1998; and ($16,264) for the year ended December 31, 1997, from discontinued operations.

          There were no revenues during the periods ended September 30, 1999 and 1998. General and administrative expenses were $15,172 during September 30, 1999, and $0 during the period ended September 30, 1998. These expenses are primarily legal and accounting costs.

Liquidity.
---------

          During the year ended December 31, 1998, cash in the bank was $30,034, compared to $7,776 for the year ended December 31, 1997, with liabilities of $1,939 and $1,872, respectively. $25,000 was provided by subscriptions for the purchase of 2,500,000 shares of Dendo's common stock at a price of $0.01 per share during 1998.

         At September 30, 1999, cash resources amount to $13,285, with no liabilities; legal fees and accounting fees for this Registration Statement have been primarily paid.

 Year 2000.
----------

          Dendo presently has no material operations, and is seeking a suitable candidate for a merger or acquisition transaction. Due to its very limited activities and assets, management does not believe that the change of year to the year 2000 will have any material effect on its business, results of operations or financial condition.

          In seeking out a merger or acquisition target, management will take into account the ways in which the Year 2000 may materially affect the operations of any such target. However, until such an entity has been identified, management can not accurately predict how (if at all) the Year 2000 issues may affect the operations of the reorganized Company. At such time as Dendo completes such a reorganization, it will timely disclose all material Year 2000 issues in the appropriate filing with the Securities and Exchange Commission.

          For the foregoing reasons, management has determined that the potential consequences of the Year 2000 would not have a present material effect on its business, results of operations or financial condition.

Item 3.  Description of Property.
---------------------------------

          Dendo has no assets, property or business; its principal executive office address and telephone number are the office address and telephone number of its President, Cornelius A. Hofman, and are provided at no cost. Because Dendo has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Hofman of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than 5% of Dendo's common stock as of the date of this Registration Statement:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

Cornelius A. Hofman      2,500,000                    90%
227 South Ninth Avenue
Pocatello, Idaho 83201

  TOTAL                 2,500,000                     90%

Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of Dendo's directors and executive officers as of the date of this Registration
Statement:

                          Number of Shares       Percentage of
Name and Address         Beneficially Owned         of Class
----------------         ------------------      -------------
[S]                              [C]                 [C]
Cornelius A. Hofman           2,500,000              90%
227 South Ninth Avenue
Pocatello, Idaho 83201

  TOTAL                       2,500,000              90%

All Directors and Officers
as a group (1)
--------------

                              2,500,000              90%

Changes in Control.
-------------------

          There are no present arrangements or pledges of Dendo's securities which may result in a change in control of Dendo; however, see the heading "Business Development," Part I, Item 1, respecting the acquisition of a controlling interest in Dendo by Mr. Hofman.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of Dendo. These persons will serve until the next annual meeting of the stockholders (held in April of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Cornelius A. Hofman    President     9/15/98           *
                       Secretary     9/15/98           *
                       Director      9/15/98           *


          * This person presently serves in the capacities indicated.

Business Experience.
--------------------

          Cornelius A. Hofman, President, Secretary and Director. Mr. Hofman is 32 years of age. Since 1995 to present, Mr. Hofman has served as the President of General Economic Consulting, Inc., where he provides a broad range of valuation services to businesses, governments, individuals, attorneys and investment groups in the context of mergers, expansions, acquisitions, divestitures and litigation. From 1993 until 1995, he was engaged as an Economist, by Crowe, Chizek & Company, where he provided consulting services regarding business valuations, mergers, acquisitions, company divestitures, economic damage disputes, stock option valuations, preferred stock valuations and related transactions. Mr. Hofman has BA , Asian Studies, Cornell University, 1991, where he graduated Magna Cum Laude; an MA, Japanese Studies, University of Pennsylvania, 1992; and an MBA, Economics and Finance, University of Chicago, 1994. Mr. Hofman has been the Editor, The Economic Counselor, since 1997; is a member of the American Economics Association, the National Association of Forensic Economics and the American Law and Economics Association; and is a frequent lecturer.

Significant Employees.
----------------------

          Dendo has no significant employees who are not executive officers.

Family Relationships.
---------------------

        Mr. Hofman serves as the sole director and executive officer of Dendo.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of Dendo:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by Dendo for services rendered during the periods indicated:

                        SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------
Cornelius A.
Hofman      12/31/98   0       0     0     0      0    0   0
President,   9/30/99   0       0     0     0      0    0   0
Secretary
Director


          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to Dendo's management during the calendar years ended December 31, 1998 or 1997, or the period ended September 30, 1999. Further, no member of Dendo's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which Dendo's directors are compensated for any services provided as director. No additional amounts are payable to Dendo's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from Dendo, with respect to any director or executive officer of Dendo which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with Dendo, any change in control of Dendo, or a change in the person's responsibilities following a change in control of Dendo.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          Except as indicated under the heading "Business Development,"
Part I, Item 1, and in Note 4 to the financial statements of Dendo (Part F/S) accompanying this Registration Statement, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Dendo and any director, executive officer, 5% stockholder or associate of any of these persons.

Item 8.  Description of Securities.
-----------------------------------

Common Stock.
-------------

          Dendo has 50,000,000 shares of $0.001 par value common voting stock authorized; 2,775,000 shares of common stock are presently outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of Dendo have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of Dendo, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

          There are no outstanding options or calls to purchase any authorized but unissued securities of Dendo.

          There is no provision in Dendo's Articles of Incorporation, as amended, or Bylaws, that would delay, defer or prevent a change in control of Dendo.

Preferred Stock.
----------------

          Dendo is authorized to issue 5,000,000 shares of preferred stock, having a par value of $0.001 per share. The Board of Directors, by resolution and without the vote of the stockholders, may amend the Articles of Incorporation of Dendo to prescribe classes, series and the number of each class or series of such preferred stock and the voting powers, designations, preferences, limitations, restrictions and the relative rights of each such class or series. No such designations have been made by the Board of Directors, and no shares of preferred stock are outstanding.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of Dendo. Dendo intends to submit it common stock for quotation on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until Dendo completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for Dendo's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management and others may have a substantial adverse impact on any such public market. See the heading "Risk Factors," Part I, Item 1, specifically the risk factor entitled "No Market for Common Stock; No Market for Shares."

Holders.
--------

          The number of record holders of Dendo's securities as of the date of this Registration Statement is approximately 46; based upon an examination of the current list of Dendo's stockholders, there are no securities held in the names of CEDE & Co., Depository Trust Company or any broker/dealer.

Dividends.
----------

          Dendo has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of Dendo cannot be ascertained with any certainty, and if and until Dendo completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, Dendo's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          Dendo is not a party to any pending legal proceeding and, to the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against Dendo. No director, executive officer or affiliate of Dendo or owner of record or beneficially of more than 5% of Dendo's common stock is a party adverse to Dendo or has a material interest adverse to Dendo in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no change in Dendo's principal independent accountants during the past two fiscal years ended December 31, 1998 or 1997 or to the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

Name                          Date             Shares            Consideration
----                          ----             ------            -------------

Cornelius A. Hofman         9/15/98           2,500,000            $25,000

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Article XI of Dendo's Articles of Incorporation provides that no director or officer shall be personally liable to Dendo or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except for certain misconduct prohibited by the NRS.

          Section 78.751(1) of NRS authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------
Independent Auditor's Report.

Balance Sheet-December 31, 1998 and 1997.

Statement of Operations for the Years Ended December 31, 1998 and 1997; and from inception through December 31, 1998.

Statement of Stockholder's Equity from Inception through December
31, 1998.

Statement of Cash Flows for the Years Ended December 31, 1998 and 1997; and from Inception through December 31, 1998.

Notes to Financial Statements.

                     DENDO GLOBAL CORPORATION
               (Formerly Top Flight Software, Inc.)
                   [A Development Stage Company]

                       FINANCIAL STATEMENTS

                    DECEMBER 31, 1998 and 1997


                  PRITCHETT, SILER & HARDY, P.C.
                    CERTIFIED PUBLIC ACCOUNTANTS

                  INDEPENDENT AUDITORS' REPORT



Board of Directors
DENDO GLOBAL CORPORATION
Pocatello, Idaho


We have audited the accompanying balance sheets of Dendo Global Corporation [a development stage company] at December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and for the period from inception on December 29, 1994 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Dendo Global Corporation [a development stage company] as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and 1997 and for the period from inception through December 31, 1998, in conformity with generally accepted accounting principles.

/S/Pritchett, Siler & Hardy, P.C.
PRITCHETT, SILER & HARDY, P.C.

January 20, 1999
Salt Lake City, Utah

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                          BALANCE SHEETS


                               ASSETS

                                                 December 31,
                                              ------------------------
                                                 1998         1997
                                              ___________  ___________
CURRENT ASSETS:
  Cash in bank                          $          30,034   $         7,776
  Other current assets                                 37                81
                                              ___________       ___________
        Total Current Assets                       30,071             7,857
                                              ___________       ___________

OTHER ASSETS:
  Net assets from discontinued
    operations                                      8,611            12,699
                                              ___________       ___________
                                                    8,611            12,699
                                              ___________       ___________
                                        $          38,682   $        20,556
                                              ___________       ___________

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                      $           1,939   $         1,080
  Accrued payroll and payroll taxes                     -               711
  Capital lease obligations                             -                81
                                              ___________       ___________
        Total Current Liabilities                   1,939             1,872
                                              ___________       ___________

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
   shares authorized, no shares issued and
   outstanding                                          -                 -
  Common stock, $.001 par value, 50,000,000
   shares authorized, 2,775,000 and 275,000
   shares issued and outstanding at December
   31, 1998 and 1997                                2,775               275
  Capital in excess of par value                   70,398            47,898
  Deficit accumulated during the development stage(36,430)          (29,489)
                                              ___________       ___________
        Total Stockholders' Equity                 36,743            18,684
                                              ___________       ___________
                                        $          38,682   $        20,556
                                              ___________       ___________

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                     STATEMENTS OF OPERATIONS


                                         For the Year        From Inception
                                             Ended           on December 29,
                                         December 31,         1994 Through
                                       ______________________  December 31,
                                       1998         1997           1998
                                       ___________ __________  ____________
REVENUE:
  Net sales                            $         -  $        -   $        -

COST OF GOODS SOLD                               -           -            -
                                       ___________ ___________  ___________
      Gross Profit                               -           -            -

OPERATING EXPENSES:
  General and administrative                     -           -            -
                                       ___________ ___________  ___________
OPERATING LOSS                                   -           -            -
                                       ___________ ___________  ___________
OTHER INCOME (EXPENSES)                          -           -            -
                                       ___________ ___________  ___________
      Total Other Income (Expenses)              -           -            -
                                       ___________ ___________  ___________
(LOSS) BEFORE INCOME TAXES                       -           -            -
                                       ___________ ___________  ___________
CURRENT INCOME TAX EXPENSE                       -           -            -

DEFERRED INCOME TAX EXPENSE                      -           -            -
                                       ___________ ___________  ___________
LOSS FROM CONTINUING OPERATIONS                  -           -            -

DISCONTINUED OPERATIONS:
  Loss from operations of discontinued
    line of business                       (6,941)    (16,264)      (36,430)
                                       ___________ ___________  ___________
NET LOSS                               $   (6,941) $  (16,264)  $   (36,430)
                                       ___________ ___________  ___________

LOSS PER COMMON SHARE:
  Continuing operations                $     (.00) $     (.00)  $      (.00)
  Discontinued operations                    (.00)       (.02)         (.07)
                                       ___________ ___________  ___________
  Net Loss                                   (.00)       (.02)         (.07)
                                       ___________ ___________  ___________

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]
                 STATEMENT OF STOCKHOLDERS' EQUITY

                FROM INCEPTION ON DECEMBER 29, 1994

                     THROUGH DECEMBER 31, 1998
                                                                  Deficit
                                                                Accumulated
                      Preferred Stock Common Stock  Capital in   During the
                      ____________________________  Excess of   Development
                       Shares Amount  Shares Amount Par Value      Stage
BALANCE,
December 29, 1994           -   $   -      -  $   -   $   -     $    -

Issuance of common stock
to initial stockholders
for cash at $.04 per
share, December, 1994       -       -   12,500     12      488       -

Net loss for the period
ended December 31, 1994     -       -      -      -        -        (6)

BALANCE,
December 31, 1994           -       -   12,500     12      488      (6)

Issuance of restricted
common stock cash, January
 - February 1995 at $.01
to $.04 per share           -       -  162,500    163    1,837       -

Issuance of common stock
pursuant to a public
offering for cash,
September - December, 1995
at $.50 per share, net of
offering costs of $4,327    -       -  100,000    100   45,573       -

Net loss for the year ended
  December 31, 1995         -       -      -      -        -    (5,758)

BALANCE,
December 31, 1995           -       -  275,000    275   47,898  (5,764)

Net loss for the year ended
  December 31, 1996         -       -      -      -        -    (7,461)

BALANCE, December 31, 1996  -       -  275,000    275   47,898 (13,225)

Net loss for the year ended
  December 31, 1997         -       -      -      -        -   (16,264)

BALANCE,
December 31, 1997           -       -  275,000    275   47,898 (29,489)

Issuance of restricted
common stock for cash,
August, 1998 at $.01 per
share                       -       - 2,500,000 2,500   22,500     -

Net loss for the year ended
  December 31, 1998         -       -       -     -        -    (6,941)

BALANCE,
December 31, 1998           -   $   - 2,775,000 2,775  $70,398 $(36,430)

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                     STATEMENTS OF CASH FLOWS
                                         For the Year     From Inception
                                             Ended        on December 29,
                                         December 31,      1994 Through
                                                           December 31,
                                       1998       1997        1998
Cash Flows Provided by Operating Activities:
  Net loss                              $  (6,941) $ (16,264)  $ (36,430)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Depreciation and amortization expense   4,088      3,938      10,273
    Changes in assets and liabilities:
     Other current assets                      44        (81)        (37)
     Accounts payable                       1,817        (41)      1,939
     Other accrued liabilities               (711)       152         -
                                       ___________ ___________ ___________
        Net Cash Flows (Used) by
          Operating Activities             (1,703)    (12,296)   (24,255)
                                       ___________ ___________ ___________

Cash Flows Provided by Investing Activities:
  Organization costs                            -           -       (330)
  Purchase of equipment                         -      (2,577)    (6,023)
  Payment of software development cost          -           -    (12,531)
                                       ___________ ___________ ___________
        Net Cash (Used) by Investing
          Activities                            -      (2,577)   (18,884)
                                       ___________ ___________ ___________

Cash Flows Provided by Financing Activities:
  Proceeds from common stock issuance      25,000           -     77,500
  Stock offering costs                          -           -     (4,327)
  Proceeds from capital lease                   -       1,039      8,500
  Payments on capital lease                (1,039)          -     (8,500)
                                       ___________ ___________ ___________
        Net Cash Provided by
          Financing Activities             23,961       1,039     73,173
                                       ___________ ___________ ___________
Net Increase (Decrease) in Cash            22,258     (13,834)    30,034

Cash at Beginning of Period                 7,776      21,610          -
                                       ___________ ___________ ___________
Cash at End of Period                  $   30,034  $    7,776  $  30,034
                                       ___________ ___________ ___________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
     Interest                          $       15  $       53  $      79
     Income taxes                      $        -  $        -  $       -

Supplemental Schedule of Noncash Investing and Financial Activities:
  During the year ended December 31, 1998 and 1997:
     None

The accompanying notes are an integral part of these financial statements.

                    DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Organization   Dendo Global Corporation (the Company) was organized
under the laws of the State of Nevada on December 29, 1994. The Company has been developing and marketing management software for pigeon breeders and racers. The Company is considered a development stage company as defined in SFAS No. 7. However, the business proved to be unsuccessful and, subsequent to the year end, the Company discontinued its operations and is now exploring various other business opportunities. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

       Organization Costs - The Company expensed its organization costs, which reflect amounts expended to organize the Company.

       Depreciation Methods - The cost of property and equipment is being depreciated using the straight-line method over the estimated useful lives of the related assets of five years.

       Research and Development - The Company expenses software development costs incurred prior to the establishment of technological feasibility as research and development costs.

       Capitalized Software Costs - The Company capitalizes software development costs incurred after technological feasibility of the software product has been established. Amortization of the capitalized costs are computed on a product by product basis over the estimated useful lives of the products. Software costs are carried at the net of unamortized cost or net realizable value, whichever is lower. Net realizable value is reviewed on an annual basis after assessing potential sales of the product.

       Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the periods presented.

       Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

       Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of property and equipment, software development cost and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

       Recently Enacted Accounting Standards-SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 134, "Accounting for Mortgage-Backed Securities " were recently issued. SFAS No. 130, 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - DISCONTINUED OPERATIONS

      Subsequent to the year ended December 31, 1998, the Company discontinued its development and marketing of management software for pigeon breeding and racing operations and is exploring various other business opportunities [See Note 9].

NOTE 3 - CAPITAL STOCK TRANSACTIONS

     Change in Control - During August 1998, an individual purchased 2,500,000 shares of common stock of the Company giving him 90% controlling interest in the Company. Total proceeds from the sale of stock amounted to $25,000
(or $.01 per share). The former officer and director resigned and the individual was elected as the new president and board member.

     Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued or outstanding at December 31, 1998 and 1997.

NOTE 4 - RELATED PARTY TRANSACTIONS

     Rent - The Company has not had a need to rent office space. An officer of the Company is allowing the Company to use his address, as needed, at no expense to the Company.

     Management Compensation - The Company agreed to pay its former president 35% of sales as partial compensation or in lieu of regular compensation for services to be rendered ($700 minimum per month). Management reserved the right to change this arrangement at any time. During 1998, the Company transferred the remaining net assets of the Company to the former president in payment for compensation owed to him. During 1997, the Company paid a total of $1,259 in compensation. New management does not have an employment agreement and is not anticipating taking compensation at this time.

     Consulting Agreement - The Company entered into two consulting agreements with an entity related to a shareholder. The entity received total fees for the years ended December 31, 1998 and 1997 of $0 and $0 respectively.

     Software Source Code - During 1995 the Company acquired the rights to a nearly completed software product (source code) from a partnership related to certain shareholders of the Company for $7,500.

NOTE 5 - DISTRIBUTOR AGREEMENTS

     During 1996, the Company entered into three distribution agreements. The distribution agreements provide commissions of 30% to 100% of the unit price of the Company's Windows Software product depending on the number of units sold. The agreements provide each distributor exclusive rights to sell the Company's Windows Software in certain foreign countries. The agreements are valid for five years beginning January, 1996. However, the Company subsequently discontinued selling software products [See Note 9].

NOTE 6 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes".
FASB 109 requires the Company to provide a net deferred tax/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax and any available operating loss or tax credit carryforwards. At December 31, 1998, the Company has available unused operating loss carryforwards of approximately $36,400, which may be applied against future taxable income and which expire in various years through 2018. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earning of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss.

NOTE 7   GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, the Company is still in a development stage, has incurred losses since inception and has not yet been successful in establishing profitable operations. The financial statements do not include any adjustments that might result if the Company is unsuccessful at establishing profitable operations.

NOTE 8   LOSS PER SHARE

  The following data shows the amounts used in computing loss per share for the periods presented:

                                             For the     From Inception
                                           Year Ended     on December 29,
                                          December 31,    1994 Through
                                                           December 31,
                                         1998      1997       1998
     Loss from continuing operations
     available to common shareholders
     (numerator)                        $       - $      -   $    -

     Loss from discontinued operations
     available to common shareholders
     (numerator)                           (6,941)   (16,264) (36,430)

     Weighted average number of common
     shares outstanding used in loss per
     share for the period (denominator) 1,316,096  1,003,014  509,979

NOTE 9   SUBSEQUENT EVENTS

      Discontinued Operations - The accompanying financial statements as of December 31, 1998 and 1997 have been reclassified to reflect management's decision to discontinue the Company's operations in development and marketing of management software for pigeon breeding and racing operations. The net assets related to the development and marketing of management software for pigeon breeders and racers are included on the Company's December 31, 1998 balance sheet as "net assets of discontinued operations". The Company's operations in the development and marketing of management software for pigeon breeders and racers for the years ended December 31, 1998 and 1997 are included as Discontinued Operations in the financial statements of the Company.

Assets to be disposed of consisted of the following at December 31, 1998:

                                                   1998         1997

  Property and equipment, net                $      2,283    $   3,799

  Software development cost, net                    3,748        5,248

  Programming services, net                         2,515        3,521

  Organization costs, net                              65          131

          Totals                             $      8,611    $  12,699

    Assets are shown at their net book values.

NOTE 10 - DISCONTINUED OPERATIONS

      The following is a condensed, proforma statement of operations that reflects what the presentation would have been without the reclassifications required by "discontinued operations" accounting principles:

                                             For the     From Inception
                                           Year Ended    on December 29,
                                          December 31,    1994 Through
                                                          December 31,
                                         1998      1997       1998
  Net Sales:                      $       3,181    $  4,340   $  17,056

  Cost of Goods Sold:                    (2,506)     (2,509)     (6,368)

  Other Operating Expenses:              (7,601)    (18,043)    (48,918)

  Other Income (Expense):                   (15)        (52)      1,800

  Net loss:                       $      (6,941)  $ (16,264)  $  36,430

  loss per Share:                 $        (.00)  $    (.02)  $     .07

Unaudited Balance Sheet for the Period Ended September 30, 1999.

Unaudited Statements of Operations for the Periods Ended September 30, 1999 and 1998.

Unaudited Statement of Stockholders' Equity from Inception through September 30, 1999.

Unaudited Statements of Cash Flows for the Periods Ended September 30, 1999 and 1998.

Notes to Financial Statements

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                          BALANCE SHEETS
                            [UNAUDITED]



                               ASSETS

                                                  September 30,
                                                     1999
                                                  _______________
CURRENT ASSETS:
  Cash in bank                               $            13,285
  Other current assets                                        37
                                                 _______________
        Total Current Assets                              13,322

NET ASSETS OF DISCONTINUED OPERATIONS                          -
                                                 _______________
                                             $            13,322
                                                 _______________

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                           $                 -
                                                 _______________
        Total Current Liabilities                              -
                                                 _______________

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000 shares
   authorized, no shares issued and outstanding                -
  Common stock, $.001 par value, 50,000,000
   shares authorized, 2,775,000 shares issued
   and outstanding at September 31, 1999                   2,775
  Capital in excess of par value                          70,398
  Deficit accumulated during the development stage       (59,851)
                                                 _______________
        Total Stockholders' Equity                        13,322
                                                 _______________
                                             $            13,322
                                                 _______________

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]
                     STATEMENTS OF OPERATIONS

                            [UNAUDITED]

                                            For the Nine     From Inception
                                            Months Ended     on December 29,
                                            September 30,    1994 Through
                                                             September 30,
                                          1999         1998      1999
REVENUE:
  Net sales                           $          -  $        - $          -

COST OF GOODS SOLD                               -           -            -
                                       ___________ ___________  ___________
      Gross Profit                               -           -            -

OPERATING EXPENSES:
  General and administrative                15,172           -       15,172
                                       ___________ ___________  ___________
      Total Operating Expenses              15,172           -       15,172
                                       ___________ ___________  ___________
OPERATING LOSS                            (15,172)           -      (15,172)
                                       ___________ ___________  ___________
OTHER INCOME (EXPENSES)
  Interest Income                              296           -          296
                                       ___________ ___________  ___________
      Total Other Income (Expenses)            296           -          296
                                       ___________ ___________  ___________
(LOSS) BEFORE INCOME TAXES                (14,876)           -      (14,876)
                                       ___________ ___________  ___________
CURRENT INCOME TAX EXPENSE                       -           -            -

DEFERRED INCOME TAX EXPENSE                      -           -            -
                                       ___________ ___________  ___________
LOSS FROM CONTINUING OPERATIONS           (14,876)           -      (14,876)

DISCONTINUED OPERATIONS:
  Loss from operations of discontinued
    line of business                       (8,545)     (3,969)      (44,975)
                                       ___________ ___________  ___________
NET LOSS                              $   (23,421) $   (3,969)  $   (59,851)
                                       ___________ ___________  ___________

LOSS PER COMMON SHARE:
  Continuing operations               $      (.01) $     (.00)  $      (.05)
  Discontinued operations                    (.00)       (.00)         (.02)
                                       ___________ ___________  ___________
  Net Loss                                   (.01)       (.00)         (.07)
                                       ___________ ___________  ___________

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                 STATEMENT OF STOCKHOLDERS' EQUITY

                            [UNAUDITED]
                FROM INCEPTION ON DECEMBER 29, 1994
                    THROUGH SEPTEMBER 30, 1999
                                                                  Deficit
                                                                Accumulated
                      Preferred Stock Common Stock  Capital in   During the
                      ____________________________  Excess of   Development
                       Shares Amount  Shares Amount Par Value      Stage
BALANCE,
December 29, 1994           -   $   -      -  $   -   $   -     $    -

Issuance of common stock
to initial stockholders
for cash at $.04 per
share, December, 1994       -       -   12,500     12      488       -

Net loss for the period
ended December 31, 1994     -       -      -      -        -        (6)

BALANCE,
December 31, 1994           -       -   12,500     12      488      (6)

Issuance of restricted
common stock cash, January
 - February 1995 at $.01
to $.04 per share           -       -  162,500    163    1,837       -

Issuance of common stock
pursuant to a public
offering for cash,
September - December, 1995
at $.50 per share, net of
offering costs of $4,327    -       -  100,000    100   45,573       -

Net loss for the year ended
  December 31, 1995         -       -      -      -        -    (5,758)

BALANCE,
December 31, 1995           -       -  275,000    275   47,898  (5,764)

Net loss for the year ended
  December 31, 1996         -       -      -      -        -    (7,461)

BALANCE, December 31, 1996  -       -  275,000    275   47,898 (13,225)

Net loss for the year ended
  December 31, 1997         -       -      -      -        -   (16,264)

BALANCE,
December 31, 1997           -       -  275,000    275   47,898 (29,489)

Issuance of restricted
common stock for cash,
August, 1998 at $.01 per
share                       -       - 2,500,000 2,500   22,500     -

Net loss for the year ended
  December 31, 1998         -       -       -     -        -    (6,941)

BALANCE,
December 31, 1998           -   $   - 2,775,000 2,775  $70,398 $(36,430)

Net loss for the nine
months ended September 30,
1999                        -       -       -     -        -    (23,421)

BALANCE,
September 30, 1999          -   $   - 2,775,000$2,775  $70,398 $(59,851)

The accompanying notes are an integral part of these financial statements.

                     DENDO GLOBAL CORPORATION
                   [A Development Stage Company]
                     STATEMENTS OF CASH FLOWS
                            [UNAUDITED]

                                             For the Nine      From Inception
                                             Months Ended      on December 29,
                                             September 30,      1994 Through
                                                                September 30,
                                           1999         1998         1999
Cash Flows Provided by Operating Activities:
  Net loss                                  $(23,421)   $ (3,969) $ (59,851)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Depreciation and amortization expense         66       2,667     10,339
    Non-cash expense                           8,545           -      8,545
    Changes in assets and liabilities:
     Other current assets                          -          44        (37)
     Accounts payable                         (1,939)          -          -
     Other accrued liabilities                     -         (51)         -
                                         ___________ ___________  _________
        Net Cash Flows (Used) by
          Operating Activities               (16,749)     (1,309)   (41,004)
                                         ___________ ___________ __________

Cash Flows Provided by Investing Activities:
  Organization costs                               -           -       (330)
  Purchase of equipment                            -           -     (6,023)
  Payment of software development cost             -           -    (12,531)
                                         ___________ ___________ __________
        Net Cash (Used) by Investing
          Activities                               -           -    (18,884)
                                         ___________ ___________ __________

Cash Flows Provided by Financing Activities:
  Proceeds from common stock issuance              -      25,000     77,500
  Stock offering costs                             -           -     (4,327)
  Proceeds from capital lease                      -           -      8,500
  Payments on capital lease                        -      (1,039)    (8,500)
                                         ___________ ___________ __________
        Net Cash Provided by
          Financing Activities                     -      23,961     73,173
                                         ___________ ___________ __________
Net Increase (Decrease) in Cash              (16,749)     22,652     13,285
Cash at Beginning of Period                   30,034       7,776          -
                                         ___________ ___________ __________
Cash at End of Period                    $    13,285 $    30,428 $   13,285
                                         ___________ ___________ __________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
     Interest                            $         - $         - $       79
     Income taxes                        $         - $         - $        -

Supplemental Schedule of Noncash Investing and Financial Activities:
  During the nine months ended September 30 1998 the Company transferred $1,424 in computer equipment and $7,121 in software cost to the former president in payment of consulting fees.

The accompanying notes are an integral part of these financial statements.

                    DENDO GLOBAL CORPORATION
                   [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization   Dendo Global Corporation (the Company) was organized under the laws of the State of Nevada on December 29, 1994. The Company has been developing and marketing management software for pigeon breeders and racers. However, the business proved to be unsuccessful and during 1999, the Company discontinued its operations and is now exploring various other business opportunities. The Company is considered a development stage company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Organization Costs - The Company expensed its organization costs, in accordance with Statement of Position 98-5.

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the periods presented in accordance with Statements of Financial Accounting Standards No. 128 "Earnings Per Share".

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of property and equipment, software development cost and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

NOTE 2 - CAPITAL STOCK TRANSACTIONS

  Change in Control - During August 1998, an individual purchased 2,500,000 shares of common stock of the Company giving him 90% controlling interest in the Company. Total proceeds from the sale of stock amounted to $25,000 (or $.01 per share). The former officer and director resigned and the individual was elected as the new president and board member.

  Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued or outstanding at September 30,1999.

NOTE 3 - RELATED PARTY TRANSACTIONS

  Rent - The Company has not had a need to rent office space. An officer of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

  Management Compensation - The Company had previously agreed to pay its former president 35% of sales as partial compensation or in lieu of regular compensation for services to be rendered ($700 minimum per month). Management reserved the right to change this arrangement at any time. During 1999, the Company transferred the remaining net assets of the Company, valued at $8,545 to the former president in payment of compensation owed to him.

  No compensation has been paid to the Company's current officers and directors as the services provided by them to date have only been nominal.

NOTE 4 - DISTRIBUTOR AGREEMENTS

  During 1996, the Company entered into three distribution agreements related to its previous operations. The distribution agreements provided commissions of 30% to 100% of the unit price of the Company's Windows Software product depending on the number of units sold. The agreements provided each distributor exclusive rights to sell the Company's Windows Software in certain foreign countries. The agreements were valid for five years beginning January, 1996. During 1999, the Company discontinued selling software products [See Note 7].

NOTE 5 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes".
  FASB 109 requires the Company to provide a net deferred tax/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax and any available operating loss or tax credit carryforwards. At September 30, 1998, the Company has available unused operating loss carryforwards of approximately $60,000, which may be applied against future taxable income and which expire in various years through 2019. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earning of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $20,000 as of September 30, 1999, with an offsetting valuation allowance of the same amount. The change in the valuation allowance for the nine months ended September 30, 1999 is approximately $8,000.

NOTE 6   LOSS PER SHARE

  The following data shows the amounts used in computing loss per share for the periods presented:

                                          For the Nine         From Inception
                                          Months Ended         on December 29,
                                          September 30,        1994 Through
                                                               September 30,
                                         1999        1998          1999

     Loss from continuing operations
     available to common shareholders
     (numerator)                         $  (14,876) $       -   $  (14,876)

     Loss from discontinued operations
     available to common shareholders
     (numerator)                             (8,545)    (3,969)     (44,975)

     Weighted average number of common
     shares outstanding used in loss per
     share for the period (denominator)    2,775,000    866,172     824,451

NOTE 7   DISCONTINUED OPERATIONS

  The accompanying financial statements as of September 30, 1999 and 1998 have been reclassified to reflect management's decision to discontinue the Company's operations in development and marketing of management software for pigeon breeding and racing operations. The net assets related to the development and marketing of management software for pigeon breeders and racers were transferred to the former president in payment of compensation owed to him. The Company's operations in the development and marketing of management software for pigeon breeders and racers for the years ended September 30, 1999 and 1998 are included as Discontinued Operations in the financial statements of the Company.

  Assets transferred to the former president during 1999 in payment of compensation consisted of the following:

                                                       1999
                                                   ____________

  Property and equipment, net                $            2,283
  Software development cost, net                          3,747

  Programming services, net                               2,515
                                                   ____________
          Totals                             $            8,545
                                                   ____________
    Assets are shown at their net book values.

  The following is a condensed, proforma statement of operations that reflects what the presentation would have been without the reclassifications required by "discontinued operations" accounting principles and if the net assets had not been transferred out of the Company:

                                          For the Nine       From Inception
                                          Months Ended       on December 29,
                                          September 30,       1994 Through
                                                              September 30,
                                         1999        1998          1999

  Net Sales:                            $          -  $  3,627    $ 17,056

  Cost of Goods Sold:                              -    (1,880)     (6,368)

  Other Operating Expenses:                 (15,172)    (5,716)    (64,090)

  Other Income (Expense):                        296         -       2,096

  Net loss:                             $   (14,876)  $ (3,969)   $(51,306)

  loss per Share:                       $      (.01)  $   (.00)   $   (.06)


                                  PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Item 2. Description of Exhibits.
--------------------------------

Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation filed in the State of Nevada.

3.2 Certificate of Amendment changing the name of the Company to "Dendo Global, Corp."

3.3      Bylaws

27        Financial Data Schedule.

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        DENDO GLOBAL, CORP.

Date: 10/27/99                            By/s/Cornelius A. Hofman
     -----------                            --------------------------
                                            Cornelius A. Hofman, Director,
                                             President and Secretary